EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September		Year Ended December								Year Ended November		One Month Ended December
$ in millions	2013		2012		2011		2010		2009		2008		2008
Net earnings/(loss)	$ 5,708		$ 7,475		$ 4,442		$ 8,354		$13,385		$ 2,322		$ (780)

Add:
Provision/(benefit) for taxes	2,477		3,732		1,727		4,538		6,444		14		(478)

Portion of rents representative of an interest factor	82		125		159		169		145		146		13

Interest expense on all indebtedness	5,078		7,501		7,982		6,806		6,500		31,357		1,002
Pre-tax earnings/(loss), as adjusted	$13,345		$18,833		$14,310		$19,867		$26,474		$33,839		$ (243)
Fixed charges [1]:
Portion of rents representative of an interest factor	$ 82		$ 125		$ 159		$ 169		$ 145		$ 146		$ 13

Interest expense on all indebtedness	5,081		7,509		7,987		6,810		6,570		31,444		1,008
Total fixed charges	$ 5,163		$ 7,634		$ 8,146		$ 6,979		$ 6,715		$31,590		$1,021
Preferred stock dividend requirements	330		274		2,683		989		1,767		283		400
Total combined fixed charges and preferred stock dividends	$ 5,493		$ 7,908		$10,829		$ 7,968		$ 8,482		$31,873		$1,421
Ratio of earnings to fixed charges	2.58	x	2.47	x	1.76	x	2.85	x	3.94	x	1.07	x	N/A [2]
Ratio of earnings to combined fixed charges and preferred stock dividends	2.43	x	2.38	x	1.32	x	2.49	x	3.12	x	1.06	x	N/A [2]

1.

Fixed charges include capitalized interest of $3 million, $8 million, $5 million, $4 million, $70 million, $87 million and $6 million for the nine months ended September 2013, years ended December 2012, December 2011, December 2010, December 2009, November 2008 and one month ended December 2008, respectively.

2.

Earnings for the one month ended December 2008 were inadequate to cover total fixed charges and total combined fixed charges and preferred stock dividends. The coverage deficiencies for total fixed charges and total combined fixed charges and preferred stock dividends were $1.26 billion and $1.66 billion, respectively.